Exhibit (c)(3)

[Note: These preliminary materials do not represent the views or conclusions of Adams Capital or the Company, and should not be and were not relied upon by the Board of Directors of the Company. The actual fairness opinion and memorandum in support rendered by Adams Capital are filed as exhibits (c)(1) and (c)(2) of the Schedule 13E-3 of Resource Capital Group.]

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[ADAMS CAPITAL INC. LOGO]                                  600 Galleria Parkway
                                                                     Suite 1950
                                                         Atlanta, Georgia 30339
                                                             Phone 770-432-0308
                                                               Fax 770-432-4138
                                                           www.adamscapital.com




                          RESOURCE CAPITAL GROUP, INC.

                                FAIRNESS OPINION
                                     AS OF
                                 JUNE 30, 2002


                     MAXIMIZING VALUE THROUGH KNOWLEDGE(TM)


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[ADAMS CAPITAL INC. LOGO]                                  600 Galleria Parkway
                                                                     Suite 1950
                                                         Atlanta, Georgia 30339
                                                             Phone 770-432-0308
                                                               Fax 770-432-4138
                                                           www.adamscapital.com


August 30, 2002

Mr. Albert G. Schmerge
Resource Capital Group, Inc.
419 Crossville Road
Suite 204
Roswell, GA 30075

Resource Capital Group, Inc. - Fairness Opinion

Dear Mr. Schmerge:

Adams Capital, Inc. ("Adams Capital") was retained by Resource Capital Group, Inc. ("RCG" or the "Company") to render an opinion (the "Opinion") on the fairness of the proposed consideration (the "Consideration") exchanged for Company equity as of June 30, 2002.

In arriving at our opinion, we reviewed and discussed with Company management ("Management") the following:

         (a) Company financial statements for the five fiscal years ended December 31, 1997 through December 31, 2001, and the six month periods ended June 30, 2001 and 2002;

         (b) Previous stock transaction documents as detailed in SEC filings;

         (c) Publicly available financial and business information relating to the Company;

         (d)      Financial, economic and market data; and

         (e) Liquidity needs, capital resources available, and the prospects for future Company growth.

In the course of our review and analysis, and in rendering this Opinion, we rely upon, but have not independently investigated or verified, the accuracy, completeness and fair presentation of the financial and other information that was provided to us by the Company, or that was publicly available to us (including, without limitation, the information described above and the estimated fair market value of owned real property provided by the Company). We rely upon the assurance of Management that it is unaware of any facts that would make any of the information provided to us inaccurate or misleading. We further rely upon the assurances of Management that the information provided has been prepared on a reasonable basis in accordance with industry practice and reflects the best currently available estimates and judgment of Management. We further rely on Management's assurance that they are not aware of any information or facts that would make the information provided to us incomplete or misleading. We note that projecting future results of any company is inherently subject to uncertainty. This


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Mr. Albert G. Schmerge
Resource Capital Group, Inc.
August 30, 2002
Page 2


opinion is expressly conditioned upon such information, whether written or oral, being complete, accurate and fair in all respects.

We have undertaken no independent analysis of any pending or threatened litigation, possible unasserted claims or other contingent liabilities, to which the Company is a party or may be subject; and our Opinion makes no assumption concerning, and therefore does not consider, the possible assertions of claims, outcomes or damages arising out of any such matters. We also assume that all the necessary regulatory approvals and consents required will be obtained in a manner that will not have adverse effects on the Company.

We were not requested to consider, and our Opinion does not address, the relative merits of the proposed Consideration as compared to any alternative strategies that might exist for the Company. Our Opinion is limited to the fairness, from a financial point of view, of the proposed Consideration and does not address the Company's underlying business decision to effect the proposed transaction. Our Opinion is based upon information available to us and circumstances existing and disclosed to us as of the date hereof and we assume no responsibility to update or revise our Opinion based upon subsequent circumstances or events. Subsequent events could materially affect assumptions used in preparing this Opinion.

This Opinion is provided for the use of the Company as one element in their consideration of the proposed Consideration, and may not be used for any other purpose, or otherwise referred to, relied upon or circulated, without our prior written consent. This Opinion may be reproduced in any proxy statement mailed to holders of the common stock in connection with the proposed Consideration but may not otherwise be disclosed publicly in any manner without our prior written approval.

On the basis of and subject to the foregoing, it is our Opinion as of the date hereof that the proposed Consideration to be paid for the Company's equity is fair from a financial point of view.

Adams Capital's principal business is the valuation of businesses and business interests, including both privately held and publicly traded companies, for purposes including mergers and acquisitions, divestitures, gift and estate taxes, employee stock ownership plans, corporate and partnership recapitalizations, and dissolutions. We act as financial advisors to the Company with respect to the proposed Consideration. Our compensation is not contingent on our findings and we have no other financial advisory or other relationships with the Company, officers or investors.

The approaches and methodologies used in our work do not constitute an examination in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the fair presentation of financial statements or other financial information, including prospective information, presented in accordance with generally accepted accounting principles. We express no opinion and accept no responsibility for the accuracy and completeness of the financial information, including prospective information, or other data provided to us by Management or others. We assume that the financial and other information,


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Mr. Albert G. Schmerge
Resource Capital Group, Inc.
August 30, 2002
Page 3


including prospective information, provided to us is accurate and complete, and we have relied upon this information in performing our analysis.

We sincerely appreciate the opportunity to offer our services to Resource Capital Group, Inc. in this important matter.

Very truly yours,



David P. Adams III, CPA, ABV, ASA
President
Adams Capital, Inc.


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Mr. Albert G. Schmerge
Resource Capital Group, Inc.
August 30, 2002
Page 4


ASSUMPTIONS AND LIMITING CONDITIONS

The primary assumptions and limiting conditions pertaining to the Opinion are summarized below. Other assumptions are cited elsewhere in the Opinion.

1. To the best of our knowledge and belief, the statements of facts contained in the Opinion, upon which the analysis and conclusions expressed are based, are true and correct. Information, estimates and opinions furnished to us and contained in the Opinion or utilized in the formation of the Opinion are obtained from sources considered reliable and believed to be true and correct. However, no representation, liability or warranty for the accuracy of such items is assumed by or imposed on us, and is subject to corrections, errors, omissions and withdrawal without notice.

2. The Opinion is based on historical and prospective financial information, which has been provided by Management. This historical and prospective financial information has not been subjected to any auditing or verification procedures and we express no assurance of any kind on it. Management has advised us that they consider the information used to be accurate, and that no information known to them conflicts with the information or resulting use of such information in the Opinion.

3. The Opinion may not be used in conjunction with any other opinion, appraisal or study. The Opinion is based on the program of utilization described therein, and may not be separated into parts. The Opinion is prepared solely for the purpose, function, and parties so identified therein. This Opinion may be reproduced in any proxy statement mailed to holders of the common stock in connection with the proposed Consideration but may not otherwise be disclosed publicly in any manner without our prior written approval. The findings of the Opinion may not be utilized by a third party for any purpose, without the express written consent of Adams Capital.

4. No change of any item of the Opinion shall be made by anyone other than Adams Capital and we shall have no responsibility for any such unauthorized change.

6. We are not required to give testimony or be in attendance at any court or administrative proceeding with reference to the Opinion unless additional compensation is agreed to and prior arrangements have been made.

7. The working papers for this engagement are being retained in our files and are available for your reference. We would be available to support the Opinion should this be required. Those services would be performed for an additional fee.

8. Neither all nor any part of the contents of the Opinion shall be disseminated or referred to the public through advertising, public relations, news or sales media,


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Mr. Albert G. Schmerge
Resource Capital Group, Inc.
August 30, 2002
Page 5


         or any other public means of communication or referenced in any publication, including any private or public offerings including but not limited to those filed with the Securities and Exchange Commission or other governmental agency, without Adams Capital's prior written consent.

9. Good and marketable title to property referenced either implicitly or explicitly in the Opinion is assumed. We are not qualified to render an "opinion of title" and no responsibility is assumed or accepted for matters of a legal nature affecting the subject businesses. No formal investigation of legal title to or liabilities against the subject businesses was made, and we render no opinion as to ownership of the subject businesses or condition of title.

10. Management is assumed to be competent, and the ownership to be in responsible hands, unless noted otherwise in the Opinion. The quality of business management can have a direct effect on the viability and value of the business. The estimates of fair market value related to owned real property provided by Management assume both responsible ownership and competent management unless noted otherwise. Any variance from this assumption could have a significant impact on the Opinion.

11. The existence of potentially hazardous materials (i) used in the construction, maintenance or servicing of the buildings and machinery and equipment of the subject businesses, such as the presence of urea-formaldehyde foam insulation, asbestos, lead paint, toxic waste, underground tanks, radon and/or any other prohibited material or chemical which may or may not be present on or in the subject real and/or tangible personal property or (ii) in existence of which the subject businesses may be held accountable, was, unless specifically indicated in the Opinion, not disclosed to us during the course of this engagement. We, however, are not qualified to detect such substances. The existence of these potentially hazardous materials could have a significant effect on the Opinion. The client is urged to retain an expert in this field, if desired. The Opinion assumes the real and tangible personal property is "clean" and free of any of these adverse conditions unless we have been notified to the contrary in writing.

12. Unless otherwise stated, no effort has been made to determine the possible effect, if any, on the subject businesses because of future federal, state or local legislation, including any environmental or ecological matters or interpretations thereof.

13. We take no responsibility for any events, conditions or circumstances affecting the subject businesses or their solvency, that take place subsequent to the effective date of the Opinion.


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Mr. Albert G. Schmerge
Resource Capital Group, Inc.
August 30, 2002
Page 6


14. Events and circumstances frequently do not occur as expected. Prospective financial information and actual results may differ, and those differences may be material. Accordingly, to the extent that any of the information relied upon requires adjustment, the impact on the Opinion could be significant.

15. Adams Capital's fee for providing the Opinion is not contingent upon the conclusions contained therein. Adams Capital has determined to the best of its knowledge and in good faith that neither it nor any of its agents have any financial interest in the subject businesses.


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Mr. Albert G. Schmerge
Resource Capital Group, Inc.
August 30, 2002
Page 7


QUALIFICATIONS

DAVID P. ADAMS III
CPA, ABV, ASA
President

PROFESSIONAL BACKGROUND

Mr. Adams is President of Adams Capital, Inc. He is an expert in the valuation of businesses, business interests, and tangible and intangible property for mergers and acquisitions, corporate recapitalization, privatization, gift and estate tax planning, bankruptcy proceedings, dissenting shareholders, Employee Stock Ownership Plans, and financial and tax reporting. Prior to forming Adams Capital, Inc., Mr. Adams practiced business valuation services with Coopers & Lybrand LLP and KPMG Peat Marwick LLP, two of the international "Big Five" accounting and consulting firms.

Mr. Adams has managed major international acquisition engagements in Australia, Belgium, Canada, France, Germany, Italy, Japan, Mexico, Norway, Spain, Sweden, the United Kingdom, the United States, and Uruguay.

Mr. Adams' industry experience includes agribusiness, automotive, banking, distribution, entertainment, foods, healthcare, high technology, insurance, manufacturing, mining, petrochemicals, plastics, real estate, retail, telecommunications, textiles, and utilities.

EDUCATION AND PROFESSIONAL AFFILIATIONS

Mr. Adams received a BS degree in Mechanical Engineering from the Georgia Institute of Technology and an MBA with concentration in finance from Georgia State University. He is an Accredited Senior Appraiser with the American Society of Appraisers (ASA), and past president of the Atlanta ASA Chapter. Mr. Adams is a Certified Public Accountant, Accredited in Business Valuation (ABV), and a member of the American Institute of Certified Public Accountants, Georgia Society of Certified Public Accountants (GSCPA), the American Society of Mechanical Engineers, and the American Society of Cost Engineers. Mr. Adams is also a member of the Estate, Gift, & Trust and Personal Finance Committees of the GSCPA. He is past President of the GSCPA Buckhead Chapter and past Management Committee member of the GSCPA. Mr. Adams currently serves on the Board of the GSCPA.

EXPERT TESTIMONY

Mr. Adams is recognized as a qualified expert witness and has provided courtroom testimony in Alabama, California, Florida, Georgia, Pennsylvania and Tennessee.


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Mr. Albert G. Schmerge
Resource Capital Group, Inc.
August 30, 2002
Page 8


DAVID P. ADAMS III
CPA, ABV, ASA

WRITINGS, PRESENTATIONS, AND ARTICLES

Current Status of Valuation Discounts, Presentation to 41st Annual Estate Planning Institute Co-Sponsored by the State Bar of Georgia, Georgia Society of CPAs, Georgia State Association of Life Underwriters, and the Georgia Bankers Association.

Appraisals and Valuations - Advanced Topics in Discount Determination and Minority Ownership Interest Valuation, Presentation to New York University's 54th Institute on Federal Taxation, New York, New York.

Estate and Gift Tax, Mergers and Acquisitions - Case Study, Co-Author and Instructor of national American Institute of Certified Public Accountants, Business Valuation (NBV6) course.

Minority Interest Valuation - Discounts and Premiums, Co-Author and Instructor, of national American Institute of Certified Public Accountants (NBV5) course.

The Income Approach and The Asset-Based Approach to Valuation, Instructor of national American Institute of Certified Public Accountants (NBV4) course.

Discounts and Premiums, Presentation to Valuation Network Limited/Valuation International Limited, Portland, Oregon.

Property Taxation, Presentation to the Atlanta Chapter of Georgia Society of Certified Public Accountants, Atlanta, Georgia.

Valuation of Tangible Assets, Presentation at National Valuation Partner Symposium.

Independence, Ethics, and Contingent Fees, Publication for an International "Big 5" Accounting and Consulting Firm.

Valuation of Tangible Assets, Guidelines and Procedures for an International "Big 5" Accounting and Consulting Firm.

Real Estate and Tangible Asset Appraisal, Presentation to National Partner/Manager Real Estate Symposium.

Property Taxation, Instructor for Regional Course Accountants' Forum.

Frequent speaker on business valuation issues for CPE and CLE seminars.


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[ADAMS CAPITAL INC. LOGO]                                  600 Galleria Parkway
                                                                     Suite 1950
                                                         Atlanta, Georgia 30339
                                                             Phone 770-432-0308
                                                               Fax 770-432-4138
                                                           www.adamscapital.com




                          RESOURCE CAPITAL GROUP, INC.

                        MEMORANDUM IN SUPPORT OF OPINION
                                     AS OF
                                 JUNE 30, 2002


                     MAXIMIZING VALUE THROUGH KNOWLEDGE(TM)


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RESOURCE CAPITAL GROUP, INC.                   MEMORANDUM IN SUPPORT OF OPINION
TABLE OF CONTENTS


MEMORANDUM IN SUPPORT OF OPINION..................................................................................2

      Introduction................................................................................................2
      History of the Business.....................................................................................3
      Properties..................................................................................................3
      Capital Structure...........................................................................................5
      Financial Results...........................................................................................5

VALUATION METHODOLOGY.............................................................................................5

      Net Asset Approach..........................................................................................6
      Market Approach.............................................................................................6
      Income Approach.............................................................................................7

VALUATION ANALYSIS................................................................................................7

      Net Asset Approach..........................................................................................7
      Book Value - Comparison.....................................................................................9
      Treasury Stock Transactions.................................................................................9
      Guideline Company Method....................................................................................9
      Comparable Transaction Method..............................................................................10

VALUATION CONCLUSION.............................................................................................10

CERTIFICATION....................................................................................................12

PROPOSED EQUITY CONSIDERATION APPENDIX 1.........................................................................13

ECONOMIC OUTLOOK APPENDIX 2......................................................................................14

      National Economic Conditions...............................................................................14
      Equity Markets.............................................................................................15
      Debt Markets...............................................................................................16
      Economic Outlook...........................................................................................17

INDUSTRY OVERVIEW APPENDIX 3.....................................................................................19

MINORITY INTEREST DISCOUNT APPENDIX 4............................................................................21

RISK ASSESSMENT APPENDIX 5.......................................................................................22

BIBLIOGRAPHY APPENDIX 6..........................................................................................24

SCHEDULES

         Schedule 1 - Fair Market Value Per Share Calculation
         Schedule 2 - Summary of Fair Market Value
         Schedule 3 - Net Asset Approach
         Schedule 4 - Summary of Real Property Fair Market Value
         Schedule 5 - Summary of Treasury Stock Transactions
         Schedule 6 - Historical Balance Sheets
         Schedule 7 - Historical Income Statements


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MEMORANDUM IN SUPPORT OF OPINION

Introduction

The objective of this memorandum is to explain the basis of Adams Capital, Inc.'s ("Adams Capital") fairness opinion (the "Opinion") as it relates to the proposed consideration (the "Consideration") for Resource Capital Group, Inc. ("RCG" or the "Company") equity. The Opinion expresses our conclusions of fairness of the Consideration from a financial point of view as of the valuation date, June 30, 2002. Before evaluating the fairness of the proposed Consideration for RCG equity, we first sought to understand the basis for the Consideration. This exercise requires us to develop a detailed understanding of the methodology and assumptions used. To facilitate this understanding, the Company made available to us:

         (a)      Latest appraisals of the Company's properties;

         (b)      RCG recent internal stock transactions;

         (c) RCG personnel whose input and general knowledge was the basis for the underlying assumptions used in developing the Consideration; and

         (d)      Other material documents (See Appendix 6).

While this analysis is limited by our reliance on RCG Management opinions, we performed standard valuation methodologies to validate RCG Management's assertions.

The generally accepted definition of fair market value comes from IRS Revenue Ruling 59-60. The Ruling's original purpose was "to outline and review in general the approach, methods and factors to be considered in valuing shares of the capital stock of closely held corporations for estate and gift tax purposes." Over time, however, it has become the accepted standard of valuation for purposes other than estate and gift tax. Revenue Ruling 59-60 defines fair market value as:

                  The price at which property would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Any methodology used to determine fair market value should conform to this hypothetical standard. Accordingly, we consider the following relevant factors identified in Revenue Ruling 59-60 in our determination of fair market value:

         -        The entity's nature and history;

         - The outlook of the general economy (see Appendix 2) and the specific industry (see Appendix 3);

         - The book value of the entity's stock and the financial condition of the business;

         -        The entity's earning capacity;

         -        The entity's dividend paying capacity;


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Resource Capital Group, Inc.                                    August 30, 2002
Memorandum in Support of Opinion                                         Page 2

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         -        Whether the entity has goodwill or other intangible value;

         - Prior sales of stock and the size of the block of stock to be valued; and

         - Public companies engaged in the same or a similar line of business.

History of the Business(1)

Resource Capital Group, Inc. was reorganized as a Delaware Corporation in November 1990, and engages in the ownership and operation of various commercial properties throughout the Southeastern United States. Mr. Albert G. Schmerge III is Resource Capital's Chairman, CEO and President. Prior to the Company's formation, Mr. Schmerge was the sole general partner and CEO of AGS Properties. He entered the real estate business in 1968 and in 1974 combined several family owned businesses and co-founded AGS Properties and Camelback Management Company, which acquired, syndicated, operated and managed more than 70 major real estate properties throughout the United States. RCG currently has eight employees and is headquartered at 419 Crossville Road, Suite 204, Roswell, Georgia 30075.

Properties(2)

RCG's properties are each owned by separate subsidiary limited liability companies. The Company's investments as of December 31, 2001, include the following properties:

8050 Roswell Associates LLC, a Georgia limited liability company, formed in 1995 that owns a 9,000 square foot office building in Fulton County, Georgia. 8050 Roswell leases 88% of the building to a single tenant through May 2005 for $108,150 annually. The remaining 12% of the building is leased by RCG for storage of maintenance tools and supplies. As of December 31, 2001, the property was 100% occupied with 2001 rental revenue of $113,095.

419 Crossville Associates LLC, a Georgia limited liability company, formed in 1995 that owns a 19,000 square foot office building in Fulton County, Georgia. Crossville leases space to various tenants at rates ranging from $13 to $17 per square foot and remaining terms ranging from one to six years. As of December 31, 2001, the property was 75% occupied with 2001 rental revenue of $214,020.

Colonial Park Commons LLC, a Georgia limited liability company, formed in 1996 that owns an 18,387 square foot office building in Fulton County, Georgia. Colonial leases office space to various tenants at rates ranging from $12 to $17 per square foot. At December 31, 2001, the property was 100% occupied with 2001 rental revenues of $265,081.

Heide Lot LLC, a Georgia limited liability company, formed in 1996 that owns a 10,400 square foot office building in Fulton County, Georgia. Heide leases space to various tenants at rates ranging from $14 to $19 per square foot and remaining terms ranging from one to four years. As of December 31, 2001, the property was 100% occupied with 2001 rental revenue of $191,388.


---------
(1)      Information sourced from Company's 2001 10K filing to SEC.

(2)      Ibid.


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Resource Capital Group, Inc.                                    August 30, 2002
Memorandum in Support of Opinion                                         Page 3

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Hunter Management Company, acquired in 1997, owns a minority interest in various subsidiaries of the Company. Additionally, Hunter manages the properties owned by the Companies subsidiaries.

920 Holcomb Bridge LLC, a Georgia limited liability company formed in 1998, that owns a 14,400 square foot office building in Fulton County, Georgia. Holcomb Bridge leases office space to various tenants at rates ranging from $15 to $19 per square foot and remaining terms ranging from one to four years. As of December 31, 2001, the property was 100% occupied with 2001 rental revenue of $230,867.

RCGI Oakmont LLC, a Georgia limited liability company formed in 1998 and owns a 20,000 square foot office building in Jefferson County, Alabama. Oakmont leases office space at rates ranging from $12 to $16 per square foot with remaining terms ranging from one to five years. As of December 31, 2001, the property was 100% occupied with 2001 rental revenue of $221,356.

RCGI Montclair I, LLC, a Georgia limited liability company, formed in 1998 that owns a 22,248 square foot office building in Jefferson County, Alabama. Montclair leases office space at rates ranging from $11 to $15 per square foot with remaining terms ranging from one to five years. As of December 31, 2001, the property was 100% occupied with 2001 rental revenues of $262,807.

RCGI Millwood LLC, a Georgia limited liability company, formed in 1999 that owns an 8,886 square foot office building in Cobb County, Georgia. Millwood leases office space to various tenants at rates ranging from $14 to $19 per square foot and remaining terms ranging from 1 to 3 years. As of December 31 2001, the property was 100% occupied with 2001 rental revenue of $139,174. Property taxes for 2001 were $7,406.

RCGI Old Canton, LLC, a Georgia limited liability company, formed in 1999 and owns an 11,804 square foot office building in Cobb County, Georgia. Old Canton leases office space to tenants at rates ranging from $14 to $15 per square foot and remaining terms ranging from one to three years. As of December 31, 2001, the property was 100% occupied with 2001 rental revenue of $166,403. Property taxes in 2001 were $9,098.

Wilton Center, LLC, a Georgia limited liability company, formed in 1999 that owns four office buildings containing approximately 48,000 square feet of office space in Fulton County, Georgia. Wilton leases space to various tenants at rates ranging from $15 to $19 per square foot and remaining terms ranging from one to five years. As of December 31, 2001, the property was 13% occupied with 2001 rental revenue of $51,320. The gross potential rent for the property based on December 2001 rents is $725,025 annually. Real estate taxes on this property in 2001 totaled $25,440.

Despite an overabundance of office space becoming available in the sublease market due to a recent downturn in the U.S. economy as well as a softening of the Atlanta real estate market, the


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Resource Capital Group, Inc.                                    August 30, 2002
Memorandum in Support of Opinion                                         Page 4

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Company's overall occupancy levels have remained near 100% except for the
Wilton and Crossville properties (see Appendix 3).(3)


The Company is seeking new real estate candidates for acquisition and investment, however they are not currently in acquisition negotiations.

Capital Structure

As of December 17, 2001 there were 688 record holders of the Company's common stock and 409,462 shares outstanding as of June 30, 2002. At this point in time there was no established broker-dealer price quotation for the common stock and there are currently no market makers for the stock. RCG periodically acquires treasury stock at a price set by their Board of Directors. In that regard, during 2001 and 2000, they acquired 5,709 and 999 shares for $28,545 and $4,995 respectively ($5.00 per share). Additional 750 treasury stock shares were purchased during the first six months of 2002 for $5.00 per share (see Schedule
5). The Company paid no dividends in 2000 or 2001.

Financial Results

Company annual revenues have remained relatively stable over 1997 - 2001, ranging from $2.0 to $2.2 million (see Schedule 7). The fluctuation in revenue is attributed to gains on sale of various properties. The Company had positive net income in 1997, 1998 and 1999 but had losses in 2000, 2001 and for the six month period ended June 30, 2002 due to higher interest costs from the Wilton Center project and depreciation expense. These higher costs have not been offset with additional revenue as expected due to difficulties in leasing space in Wilton Center.

The Company's total assets have grown from $11.8 to $16.8 million over the period reviewed as the Company has acquired additional properties (see Schedule
6). However, there was a large increase in mortgages, a nonrecurring shareholder distribution of $417,301 in 1999, and losses in 2000, 2001 and through six months of 2002 which all contributed to a decline in book value from $5.2 million as of December 31, 1998 to $4.1 million as of June 30, 2002.

VALUATION METHODOLOGY

Before selecting the appropriate approach to valuing a business (and for the purposes of this memorandum to determine the fairness of the Consideration) several questions must be answered. First, the context or purpose of the valuation must be determined. After identifying the intended audience's perspective, the appropriate sources must be referenced to gather information on which approaches are typically used and accepted. These sources may include federal and state statutes, Treasury regulations, IRS administrative rulings and case law depending on the circumstances surrounding the valuation. In addition, the methodology selected should conform to the generally accepted appraisal standards promulgated by the American Society of Appraisers.


---------
(3)      Company 2001 10K filing to SEC.


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Resource Capital Group, Inc.                                    August 30, 2002
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Three basic approaches to valuation exist. While many variations may exist on a given approach, every accepted method can be categorized as one of the following:

         1)       Net Asset Approach

         2)       Market Approach

         3)       Income Approach

Depending on the business being valued and the valuation's purpose, one approach may be more appropriate than another approach. The following paragraphs detail the nature of each approach and discuss the circumstances under which each is most appropriate.

Net Asset Approach

The methodology underlying the cost or net asset approach is relatively simple; subtract the value of liabilities from the value of assets and what remains is net asset value or equity value. This approach is used when the income stream generated by a business does not adequately reflect the value of the company or its underlying assets. The net asset approach is usually reserved for the valuation of holding companies, REITs, companies with little or no operating earnings, or distressed companies that may be facing liquidation.

Market Approach

This approach is ideal when a sufficient number of publicly traded or recently purchased companies that are comparable to the subject company can be identified. However, similarity in 1) size, 2) methods of operation, 3) markets and customers served, 4) accounting methods employed and 5) projected growth in sales and earnings are important for reliable market approach results.

In the market approach, the subject company's value is based on the value of similar companies that are either publicly traded (yielding minority interest value) or have recently been involved in transactions (yielding controlling interest value). In either case, the market approach is based on the third-party nature of verifiable or "arms length" transactions. Information on sales of comparable companies can be difficult to obtain for parties not privy to the transactions. When such data is publicly available, the market approach is the most credible and understandable approach of the three. However, this approach still may ignore or incorrectly include the potential combination benefits or synergies associated with a transaction.

To apply the market approach, comparable company values are measured based on stock prices or transaction price. This value is then divided by an earnings parameter (i.e. - sales, net income or EBIT) or balance sheet parameter (i.e. - total shareholders' equity). The resulting multiple is applied to the subject company to estimate its value.

The market approach is easy to understand, credible, and commonly relied upon by investment bankers. However, to the extent a company is unique, then the value as indicated by the market approach may differ from its true fair market value.


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Income Approach

Under the income approach, the subject company's value is estimated based on the ability of its operations to generate income. This estimate may be calculated by: 1) projecting cash flows from operations and then discounting back to present at a market derived rate of return (usually the subject company's ideal weighted average cost of capital based on the optimal capital structure for firms in its industry), or 2) capitalizing a free cash flow base using an appropriate rate of return.

The isolated cash flow from operations is discounted back to present at an appropriate rate of return, which is typically a company's cost of capital. The business' enterprise value is the sum of the present values of all projected cash flows. When the value of the company's interest bearing debt obligations and non-common equity claims are subtracted from the enterprise value, the remainder is the indicated value of the subject company's common equity.

The capitalization of free cash flow method is easier to employ than the DCF method. In this method, a normalized measure of earnings, such as operating cash flow, is usually divided by the appropriate cost of capital less the projected growth in operating cash flow. This calculation yields the indicated enterprise value for the business. Because the capitalization of free cash flow method is based on a single earnings base, the value that it yields may be less precise than the value yielded by the DCF method which is based on a detailed, explicitly identified stream of future earnings. However, the capitalization of free cash flow method and the DCF method will lead to similar valuation indications when the subject company is a mature company whose future performance is not expected to differ materially from its past.

We did not use the income method to value RCG because the Company has relatively small earnings. We reviewed the capitalization of the Company's past distributions but this resulted in an equity value of less than half of the value calculated from an analysis of treasury stock transactions. Most importantly, the Company does not plan any future distributions which results in a value of zero from the income approach. We therefore focused on the net asset and market approaches.

VALUATION ANALYSIS

The selection of the appropriate valuation approach depends on the facts and circumstances of each valuation including the purpose of the valuation and the specific characteristics of the subject company (Appendix 5) or interest. The value of the Company is more accurately reflected in its assets (office buildings) rather than the income stream generated by Company's operations. In estimating the fair market value of RCG equity, Adams Capital employs the net asset approach and market approach. In the market approach we analyzed transactions in the Company's treasury stock.

Net Asset Approach

Since the Company's value is reflected in its assets (office buildings), we primarily used the net asset approach to value the Company. Under the net asset approach all assets and liabilities on


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the balance sheet are adjusted to their fair market value and all existing equity is set to zero (see Schedule 3). The value of the Company's equity is its net asset value, which is calculated by subtracting adjusted liabilities from adjusted assets.

In the valuation of the Company's equity we utilized the following methodology:

         - Collected and reviewed estimates of fair market value provided by Resource Capital management for each property;

         - Held discussions with Mr. Al Schmerge regarding current occupancy rates, square foot rental rates, capitalization rates, length of current lease agreements, and the underlying assumptions utilized in the estimates of fair market value provided for each property;

         - Reviewed the most recent appraisal performed for each property;

         - Reviewed the capitalization rates and other assumptions used in each real estate appraisal as of the valuation date;

         - Collected and reviewed county tax assessments for each property at the time of the original appraisal dates;

         - Collected and reviewed the most recent county tax assessments for each property;

         - Compared the most recent current tax assessments to the original tax assessment and calculated a valuation multiplier;

         - Applied the valuation multiplier to the original real estate valuation to determine an implied current fair market value;

         - Compared the Company provided value estimates to the calculated value estimates for uniformity;

         - Deducted costs associated with sale of properties and taxes due on built in gains;

         - Assumed that the fair market value of the furniture and autos is equal to $50,000 based on Management's assertions; and

         - Assumed current and long-term liabilities were at market value;

Based on this analysis the value of the Company's equity is $3,503,599 on a controlling, non-marketable basis. The value is considered on a controlling


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basis because only a controlling shareholder can compel a sale of assets or liquidation of the Company. The value is considered non-marketable because the Company's equity is not publicly traded.

However, the subject interest we are valuing is on a minority, non-marketable basis. We made an adjustment to convert the indication to minority, non-marketable basis (see Schedule 2) by applying a minority interest discount of 30% (see Appendix 4). This resulted in an equity value of $2,453,000 on a minority, non-marketable basis.

Book Value - Comparison

We chose to value the business based on the current fair market value of net assets rather than its past performance. In doing so, we relied primarily on the net asset approach. As of June 30, 2002 the Company's book value was approximately $4.1 million (see Schedule 6). In general, any similarity between a company's book value (comprised primarily of accrual-based retained earnings over the history of a company) and its value based on the and fair market value of net assets is purely coincidental. Thus, book value has little, if any, bearing on fair market value based on contemporary financial theory.

Treasury Stock Transactions

Over the past two and a half years the Company has purchased treasury stock for $5.00 per share (see Schedule 5). The total amount shares repurchased is small relative to total shares outstanding as of the valuation date. These treasury stock transactions are the only arm's length transactions in the Company's stock and represent an indication of the Company's value. The fair market value of the stock was calculated by multiplying the number shares outstanding as of the valuation date by the $5.00 per share price of the prior treasury stock transactions. The treasury stock transactions indicate an equity value of $2,048,075 on a minority, non-marketable basis.

Guideline Company Method

The guideline company method attempts to value the subject company according to an assembled industry peer group known as its guideline companies. The Company's business most closely resembles those companies within Standard Industrial Classification ("SIC") major group 65 (Real Estate). In our search for guideline companies we focused on the following SIC codes within major group 65 (Real Estate): 6512 (operators of Nonresidential Buildings), 6531 (Real Estate Agents and Managers) and 6552 (Land Subdividers and Developers, except Cemeteries). We reviewed publicly traded companies (public companies are used in favor of private companies because of the nature of readily available information for the public companies) whose operations are either similar to RCG or are classified in one of the above SIC codes. Our initial screen included criteria of $1 to $20 million annual sales. Our initial search resulted in 26 public companies located in the United States. After reviewing the companies' SEC filings we determined that none of the companies were comparable to RCG because of differences in types of properties owned, business operations and/or financial performance.


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Comparable Transaction Method

We examined the comparable transaction method to value Company. Indications of fair market value can be determined by analyzing transactions involving companies similar to RCG. We review the latest available information from a variety of traditional sources and on-line data sources: including Done Deals, BV Market Data, and Mergerstat Review databases. The Done Deals database is a comprehensive source of mid-market ($1-$100 million) transaction data, with approximately 50% of deals under $10 million, and approximately 50% of the selling companies being privately owned. The BV Market Data database contains information on both privately and publicly held companies, which have sold for less than $100 million. It includes a collection of data from the following sources: Pratt's Stats, BizComps, and the International Business Brokers Association. The Mergerstat Review analyzes mergers and acquisitions involving U.S. companies, including privately held, publicly traded and foreign companies from the preceding year. It also analyzes unit divestitures, management buyouts and certain asset sales. Finally, Mergerstat Review includes industry analysis by size, premium and transaction multiples.

The original search of these databases and publications was conducted within Standard Industrial Classification ("SIC") major group 65 (Real Estate) for transactions between January 1, 1998, and June 30, 2002 of companies which operated in the same general industry as the Company and had similar revenues. However, we determined that the companies in the transactions were not comparable to the Company and therefore the comparable transaction method was not appropriate.

VALUATION CONCLUSION

In determining whether the proposed Consideration for RCG equity is fair we valued the Company's equity and compared that value to the Consideration offered by RCG. We chose two methodologies: net asset approach and analysis of treasury stock transactions. We relied more on the net asset approach because the value of the Company is tied to the value of its properties and the net asset approach most accurately reflects this value. Each of the two methods indicates the value of the proposed Consideration for the RCG equity is fair from a financial point of view.

Based upon our analyses, and the facts and circumstances as of the valuation date, June 30, 2002, the fair market value of the Consideration to be used in exchange for Company equity is:

                                   $2,400,000
                      ON A MINORITY, NON-MARKETABLE BASIS
                                (SEE SCHEDULE 2)


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As of the valuation date 409,462 shares of Company common equity were issued and outstanding. The fair market value of Company common equity on an issued and outstanding basis is estimated to be:

                                $5.86 PER SHARE
                                (SEE SCHEDULE 1)

The fully diluted fair market value of Company common equity based on 447,597 fully diluted shares is estimated to be:

                                $5.75 PER SHARE
                                (SEE SCHEDULE 1)


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CERTIFICATION

We certify, to the best of our knowledge and belief, the following:

         - The statements of fact contained in this Opinion are true and correct.

         - We have no present or prospective interest in the business or property that is the subject of this Opinion, and we have no personal interest or bias with respect to the parties involved.

         - Neither employment nor compensation is contingent upon the reporting of predetermined conclusions and values.

         - This analysis and Opinion were prepared in conformity with the standards of various professional organizations including Uniform Standards of Professional Appraisal Practice as promulgated by the Appraisal Standards Board of the Appraisal Foundation.

         -        This Opinion was prepared under the direction of David P.
                  Adams III, CPA, ABV, ASA with significant assistance from Mark P. Rutledge, ASA and Tom J. Newsome, PE.

         - David P. Adams III and Mark P. Rutledge are in compliance with the American Society of Appraisers mandatory recertification program for its Senior Members.

         - David P. Adams III is in compliance with the American Institute of Certified Public Accountants' Accredited in Business Valuation certification program.


----------------------------------------
David P. Adams III, CPA, ABV, ASA
President
Adams Capital, Inc.


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PROPOSED EQUITY CONSIDERATION                                        APPENDIX 1

Based the facts and circumstances, and discussions with management the fair market value of the Consideration to be used in exchange for Company equity is $2,400,000 on a minority, non-marketable basis as of the valuation date, June 30, 2002 (see Schedule 2).


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ECONOMIC OUTLOOK                                                     APPENDIX 2

A business' financial success is dependent upon conditions in the general economy as well as within the industry in which it operates. A prospective investor tempers the use of historical financial statistics with anticipated general economic conditions as well as the outlook for the particular industry when determining value based upon historical performance trends. An analysis of these factors has been incorporated into this fairness opinion.

National Economic Conditions

The Gross Domestic Product ("GDP"), which measures the output of goods and services produced within the United States, grew at 4.1% in 2000 and 1.2% in 2001.(4) The decrease in GDP growth was the result of reduction of fixed asset investment by business, inventory reductions and decrease in consumer consumption growth. Real GDP increased at an annual rate of 6.1% in the first quarter of 2002.(5) This represents a sharp increase in economic activity compared to fourth quarter 2001 when real GDP rose 1.7%. The two consecutive quarters of positive GDP growth has signaled the end of the recession and the beginning of the recovery.(6) The acceleration in GDP in first quarter 2002 primarily reflected increase in inventories, exports, residential housing which were partly offset by slowing personal consumption expenditures and state and local government spending.(7) The increase in inventories or more specifically the slower depletion of inventory was responsible for approximately half of the large growth of GDP in first quarter 2002.(8)

Inflation, as measured by Consumer Price Index ("CPI"), dropped to 2.8% in 2001 from 3.4% in 2000 primarily driven by a decrease in economic activity attributed to the September 11 attacks in the third quarter and a break in energy prices in the fourth quarter. During the first five months of 2002, the CPI rose at a 3.0 percent annual rate primarily due to higher petroleum-based energy costs.(9)

Interest rates, as measured by Moody's corporate Aaa Bonds, dropped to 6.9% in 2001 from 7.6% in 2000 as reduction in economic growth reduced the demand for loans and uncertain stock market increased the demand for bonds by investors. For the first six months of 2002, the average corporate Aaa bond yield decreased to 6.7%.(10)

The unemployment rate increased to 4.8% in 2001 from 4.0% and 4.2% in 2000 and 1999, respectively, as economic growth slowed. As of May 2002 the unemployment rate had increased to 5.9%.(11) The recession has been clearly felt on employment with approximately 1.4 million jobs having been lost since March 2001, representing 1.1% of the labor pool.(12)


---------
(4)      FRED. St. Louis Federal Reserve Bank web site (www.stls.frb.org).

(5) News Release - Bureau of Economic Analysis, U.S. Department of Commerce. June 27, 2002.

(6) Dhawan, Rajeev. "Forecast of the Nation: May 2002", Georgia State University Economic Forecasting Center. Atlanta, Georgia, p. 1.

(7) News Release - Bureau of Economic Analysis, U.S. Department of Commerce. June 27, 2002.

(8) Dhawan, Rajeev. "Forecast of the Nation: May 2002", Georgia State University Economic Forecasting Center. Atlanta, Georgia, p. 7.

(9) News Release - Bureau of Labor Statistics, U.S. Department of Labor. June 18, 2002.

(10)     FRED. St. Louis Federal Reserve Bank web site (www.stls.frb.org).

(11)     Ibid.

(12) Dhawan, Rajeev. "Forecast of the Nation: May 2002", Georgia State University Economic Forecasting Center. Atlanta, Georgia, p. 1.


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In summary, the mild recession in 2001 has ended with positive growth in the last two quarters. While interest rates and inflation remain favorable for economic growth the relatively high unemployment rate continued to act as a brake on the economy.

Select economic conditions and forecasts are summarized in the following table:

                              ECONOMIC INDICATORS

                                                              Inflation-        Interest Rates -
               Real GDP                                       Consumer         Moody's Corporate
Period     Annual Change (%)     Unemployment Rate (%)     Price Index (%)       Aaa Bonds (%)
------     -----------------     ---------------------     ---------------     -----------------
 1993            2.7                      6.9                    3.0                  7.2
 1994            4.0                      6.1                    2.6                  8.0
 1995            2.7                      5.6                    2.8                  7.6
 1996            3.6                      5.4                    2.9                  7.4
 1997            4.4                      5.0                    2.3                  7.3
 1998            4.3                      4.5                    1.5                  6.5
 1999            4.1                      4.2                    2.2                  7.0
 2000            4.1                      4.0                    3.4                  7.6
 2001            1.2                      4.8                    2.8                  6.9
 2002*           2.7                      5.9                    1.6                  6.7
 2003*           3.9                      5.5                    2.8                  7.2
 2004*           3.0                      5.6                    2.4                  7.2

Forecast of the Nation: May 2002. Georgia State University Economic Forecast Center.
*  =  value is an estimate.

Equity Markets

A company may seek financing from equity markets by selling equity, or ownership shares, to investors. Investors will assess potential returns and require return to compensate for investment riskiness; the higher the risk, the higher the required return. While past stock performance is not indicative of future returns, it is helpful to assess historical stock returns. We selected two broad indexes, Standards and Poor's ("S&P") 500 Index and the Russell 2000 Index as proxies for the overall stock market. The S&P 500 Index consists of 500 of the largest companies, representing all major industries, and is designed to measure performance of broad domestic economy. The Russell 2000 Index is comprised of 2,000 of the smallest publicly traded companies. Historical common stock indicators are summarized below.


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                          COMMON STOCK INDICATORS (%)

           Total Annual Return      P/E Ratio for     Total Annual Return       P/E Ratio for Russell
Period      S&P 500 Index (1)        S&P 500 (2)        Russell 2000 (1)               2000 (2)
------     -------------------      -------------     -------------------     -------------------------
 1993              9.9                   23                  18.4                      N/A
 1994              1.3                   17                  -1.7                      N/A
 1995             37.1                   17                  27.4                       27
 1996             22.7                   21                  16.4                       32
 1997             33.1                   25                  22.0                       27
 1998             28.3                   32                  -2.2                       43
 1999             20.9                   31                  21.1                       79
 2000             -9.0                   25                  -2.9                       45
 2001            -11.9                   48                   2.6                      N/M
 2002            -13.2                   42                  -4.7                      N/M

Notes:   1. Bloomberg Business News. Total return, including reinvestment of dividends, for years ended December 31, except 2002, which is for the six month period ended June 30.

         2. Bloomberg Business News. Price/Earnings (P/E) ratio as of December 31, except 2002, which is as of June 28, 2002.

N/M = Not meaningful. Negative values for these dates.


In 2001 equity markets suffered a second consecutive year of significant losses. The S&P 500 Index had a loss of 11.9 % after a decline of 9.0% in 2000. Large technology companies were particularly hit hard with Cisco and Sun Microsystems losing more than 50%.(13) In the first half of 2002 both indexes turned in a worst performance than the prior two calendar years. The negative performance is attributed to both domestic and global issues. Lingering questions about the sustainability of the economic recovery, uncertainty about the trend in corporate earnings and worries about quality of earnings (Enron and WorldCom) are the primary domestic issues facing equity markets. Continued violence in the Middle East and threats of additional terrorist attacks have injected further uncertainty into the market and put further pressure on equity markets.(14)

In spite of the issues discussed above, the equity markets have potential to perform better in the future because of stable interest rates, tame inflation, the likely durability of the business up cycle and the promise of improving corporate profits. Combination of these factors should result in a more favorable environment for the equity markets.(15)

Debt Markets

A company can also seek bond market financing, which is a loan from the bond purchaser. Supply, demand, and credit risk determine the cost of money or interest rate. In evaluating alternative investments, an investor considers potential debt markets returns. This evaluation is based in part on historical bond returns. Selected historical fixed income investment returns from public financial markets are summarized in the following table:


---------
(13) Katz, Harvey S. "The 2001 Stock Market in Review", Value Line Investment Survey. January 11, 2002

(14) Katz, Harvey S. "Midyear Review of the Stock Market", Value Line Investment Survey. July 12, 2002

(15)     "Selection & Opinion", Value Line Investment Survey. June 28, 2002


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                               INTEREST RATES (%)

             Treasury Yields                Corporate                       Money Market
           -------------------     ------------------------------     -----------------------
Period     3-Month     30-Year     A Rated (1)     High Yield (2)     Fed Funds (3)     Prime
------     -------     -------     -----------     --------------     -------------     -----
 1992       3.14        7.40         7.48             11.26              3.00           6.00
 1993       3.06        6.35         6.51              9.62              3.00           6.00
 1994       5.69        7.88         8.61             11.27              5.50           8.50
 1995       5.08        5.95         6.41              9.70              5.50           8.50
 1996       5.17        6.64         7.02              9.38              5.25           8.25
 1997       5.35        5.92         6.63              8.86              5.50           8.50
 1998       4.52        5.10         6.06             10.20              4.75           7.75
 1999       5.31        6.48         7.55             10.97              5.50           8.50
 2000       5.89        5.46         7.13             13.82              6.50           9.50
 2001       1.72        5.47         6.02             12.39              1.75           4.75
 2002       1.68        5.51         5.72             12.91              1.75           4.75
---------------------------------------------------------------------------------------------
 Mean       4.24        6.20         6.83             10.94              4.36           7.36
Median      5.08        5.95         6.63             10.97              5.25           8.25

Notes:   (1) Merrill Lynch Index C0A3

         (2) Merrill Lynch Index J0A0

         (3) Median daily rate during last week of years

Bloomberg Business News, as of December 31, except 2002, which is as of June
28.

The following discussion includes average interest rates over specific periods of time. The data in the table reflects information at one in time.

The average 90-day Treasury bill fell significantly in first half of 2002 to 1.75% from 3.47% in 2001 as the Federal Reserve lowered discount rate in response slowing economy.(16) The 30-year Treasury bond has remained steady with an average yield of 5.5% in 2001 and was 5.51% as of June 28, 2002. The Federal Reserve is expected to nudge up rates mildly in the fall.(17) Because of the uncertainties that exist the Federal Open Market Committee will be reluctant to raise rates sharply until 2003.(18) The 90-day Treasury bill yield will average 1.8% in 2002, and rise to 3.7% and 4.8 % in 2003 and 2004, respectively.(19) The average 30-year Treasury bond yield will increase steadily over the next three years to 5.7%, 6.2% and 6.2% in 2002, 2003 and 2004, respectively.(20) The rise in inflation, the economic recovery and federal government deficits are the primary causes of interest rate increases.(21)

Economic Outlook

Real GDP is forecasted to grow 2.7% in 2002, 3.9% in 2003 and 3.0% in 2004.(22) A critical assumption is that an increase in profits will allow firms to make more capital investments.


---------
(16)     FRED. St. Louis Federal Reserve Bank web site (www.stls.frb.org).

(17) Dhawan, Rajeev. "Forecast of the Nation: May 2002", Georgia State University Economic Forecasting Center. Atlanta, Georgia, p. 3.

(18)     Ibid, p. 4.

(19)     Ibid, p. A.1.

(20)     Ibid, p. A.1.

(21)     Ibid, p. 4.

(22)     Ibid, p. 7.


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Currently, business investment is low because a lack of pricing power has suppressed profits. In addition CEOs are taking a cautious approach to business investment due to an uncertain environment caused by terrorism threat, stock market slump and fall out from the Enron and WorldCom troubles.(23)

Inflation as measured by the CPI will fall to 1.6% in 2002, its lowest level in the past ten years, before climbing to 2.8% and 2.4% in 2003 and 2004 as the economy recovers.(24)

The yield (interest rate) on corporate bonds, using Moody's Corporate Aaa Bonds as a proxy, is forecasted to drop to 6.7% in 2002 and rebound to 7.2% in 2003 and 2004.(25) The increase in corporate bonds yields will be mirrored by 10-year Treasury bonds which are forecasted to average 5.4% in 2002 and then rise further to 6.0% and 5.9% in 2003 and 2004. Bonds yields will rise as result of increases in inflation and the realistic possibility of Federal government deficits.(26) Unemployment is expected to peak at 5.9% in 2002 before dropping to 5.5% and 5.6% in 2003 and 2004, respectively, as the economy improves.(27)

In summary, the economy should rebound in 2002 and expand moderately in 2003 and 2004 with low inflation and moderate interest rates. Together these factors indicate a generally favorable economic environment for business over the next three years. In spite of improving economy certain business sectors may continue to struggle due to factors within their industry.


---------
(23) Dhawan, Rajeev. "Forecast of the Nation: May 2002", Georgia State University Economic Forecasting Center. Atlanta, Georgia, p. 2.

(24)     Ibid, p. 8.

(25)     Ibid, p. A.1.

(26)     Ibid, p. 9.

(27)     Ibid, p. 8.


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Resource Capital Group, Inc.                                    August 30, 2002
Memorandum in Support of Opinion                                        Page 18

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INDUSTRY OVERVIEW                                                    APPENDIX 3

After considering the outlook for the economy as a whole, an investor must consider the prospects for the appropriate industry. The industry's outlook and profitability expectations establish benchmarks for a company's performance and the potential for investor returns. Investors analyze the subject industry before assessing the relative attractiveness of a particular investment.

Resource Capital Group, Inc. operates within the commercial real estate industry. The U.S. market for commercial real estate and property management grew 10.7% from 1999 to a value of approximately $30 billion in 2000.(28) However, analysts believe that overall growth is not reaching its potential due to increased competition, low service fees and a growing trend among new owners to manager their own properties.(29)

The domestic commercial real estate market can be broken down into seven major segments: office, retail, industrial, multi-family, hotel, land and other. Of these sectors, office space remains the largest, increasing 78.1% over the period from 1996 through 2000 to a value of over $11 billion. Following behind office space, the next largest segments are retail and hotel with 2000 values of $6.4 and $4.4 billion, respectively.(30) The market was highly fragmented during this same period with the top five companies accounting for only 18.5% of total market revenues. Key industry players are Lincoln Property Company, (controlling the largest portion of the commercial real estate and property management market with a 7.0% value share), CB Richard Ellis Services, Inc., Insignia Financial Group, Inc. and Trammel Crow Company.(31)

Real Estate Investment Trusts ("REITs") are another important component of the real estate industry and were among the industry leaders in 2000, however the slowing economy and mounting job losses took a toll on REITs in 2001. Nevertheless, the REIT sector outperformed the S&P 500 for the second year in a row.(32)

With the economy in recession for most of 2001, demand for real estate has clearly decelerated throughout the year. The events of September 11, 2001 further impacted this negative downturn as the industry experienced a near 100% stagnation for 30 days after the terrorist attacks. Integra Realty Resources, Inc. ("IRR") believes the turnaround in this industry will trail the overall economy, which is expected to turnaround in the third quarter of 2002.(33) However, the real estate industry as a whole is healthy and IRR does not expect to see a collapse.

In analyzing the real estate industry as a whole, it is also important to look at data specific to the subject properties' geographic location; in this case, Atlanta, Georgia. The majority of the Company's properties are located in the North Metropolitan Atlanta area, in Fulton and Cobb counties.


---------
(28) Commercial Real Estate and Property Management in the U.S.A. Euromonitor, September 2001; www.onesource.com

(29)     Ibid.

(30)     Ibid.

(31)     Ibid.

(32)     Viewpoint 2002: National Real Estate Market, Integra Realty Resources,
         Inc.

(33)     Ibid.


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Resource Capital Group, Inc.                                    August 30, 2002
Memorandum in Support of Opinion                                        Page 19

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Metropolitan Statistical Areas ("MSAs") are used to identify thriving and stagnant markets. The Atlanta Metropolitan Statistical Area is comprised of 20 counties and covers 6,150 square miles with 111 incorporated cities and towns.(34) Atlanta began in the middle of the nineteenth century as a rail hub known as "Terminus." Being near the geographical center of the southeast region, the city flourished as a rail distribution center and has since become a major truck and air freight center for the southeast.(35) Over 700 of the Fortune 1,000 companies have operations in Atlanta, with 25 of these companies headquartered there. Atlanta has led the nation in cumulative new job creation for the last five years. The city has steadily grown to a population of 3,357,017 people as of 2002 within its immediate 10 county area, it boasts one of the world's busiest airports and has an extensive interstate system serving its metro area. Like most other cities, Atlanta is not immune to the effects of recession, but the make-up of the overall employment tends to minimize unemployment and generally softens the effects of cyclical economic conditions.(36)

IRR forecasts that Atlanta's population will grow an average of 2.45% per year over the period 2001 - 2006, a good note for the subject real estate market. In addition, Atlanta is also projected to see services employment growth of 4.18%, household growth of 2.74% and employment growth of 3.54%.(37) However, employment growth in Fulton County, where many of the Company's properties are located, has been below the metro area average since 1990.(38)

Although unemployment rates have been increasing lately, the statistics suggest that the metro Atlanta area is outperforming most other cities in terms of jobs, population growth and housing construction. One of the major factors contributing to this growth is a change in the U.S. marketplace, which is gradually shifting from the traditional economic centers in the East and Midwest to the South and West. According to the Atlanta Regional Commission, in-migration is expected to account for 39% to 53% of the Atlanta region's population growth between 1990 and 2020. This population movement is, in turn, attracting domestic and international companies who see Atlanta as offering a 20% to 25% lower cost of doing business versus traditional U.S. marketplaces. Atlanta also benefits from a historical trend of big increases in commercial construction coming out of a recession.(39)

In conclusion, the Atlanta area is a good location for most types of real estate development due to its excellent transportation network, the competency and commitment of local governments, and its proven ability to attract business and development. The current recession, as well as events of September 11th, has had a negative effect on national and local economies, however, many economic indicators point to a possible recovery in the near future.(40)

The Company's 2001 results of operations have been negatively affected by the recent downturn in the U.S. economy and the softening of the Atlanta real estate market. While the current conditions are not favorable, local experts are forecasting that the Atlanta market will rebound by the end of 2002 and recover sooner than most other major U.S. markets.


---------
(34)     Metropolitan Atlanta Regional Data, Commercial Valuation Services,
         Inc.

(35)     Ibid.

(36)     Ibid.

(37)     Viewpoint 2002: National Real Estate Market, Integra Realty Resources,
         Inc.

(38)     Metropolitan Atlanta Regional Data, Commercial Valuation Services,
         Inc.

(39)     Ibid.

(40)     Ibid.


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Resource Capital Group, Inc.                                    August 30, 2002
Memorandum in Support of Opinion                                        Page 20

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MINORITY INTEREST DISCOUNT                                           APPENDIX 4

A minority interest holder cannot exercise control over the underlying assets. Therefore, a discount for minority interest is warranted. A number of studies have been performed which provide guidance as to the appropriate magnitude of minority interest discounts. For purposes of our analysis we reviewed the Control Premium Study(41) and analyzed implied minority interest discounts in specific industries and overall minority interest discounts.

The implied average minority interest discount for real estate industry ranged from 18% to 66% for the years 1997 through 2001. We place little weight on the implied minority interest discount of 66% because the transactions involved companies with significantly different business operations from RCG. The all industry implied average minority interest discount was 26% to 36% for the same period.

Based on the data presented above and the facts and circumstances of the Company we selected a minority interest discount of 30%.


---------
(41)     Houlihan Lokey Howard Zukin, Mergerstat Review 2002, 1997-2001.


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Resource Capital Group, Inc.                                    August 30, 2002
Memorandum in Support of Opinion                                        Page 21

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RISK ASSESSMENT                                                      APPENDIX 5

Prior to making investment decisions, an investor or venture capitalist performs a detailed risk assessment. Being well prepared and having realistic expectations is based on a thorough analysis of the following:

Team Risk

-        Measurement of the quality and skill level of the management team

-        Team possession of skills required for the business plan

-        Ability of team members to work well together

-        Ability of team to implement business plan

-        Team performance to date

-        CEO experience in starting and operating a similar company

Business Strategy Risk

- Quality and scale of the business opportunity, plan, strategy, and tactics

- Appropriateness of business plan and strategy developed for success in this market

Product/Technology Risk

-        Achievability of planned technological advances

-        Required significant technological advances before finalizing product

- Whether product development effort is contingent on outsiders' technological advances

Market Risk

-        Market need conclusively demonstrated

-        Market size and growth rate

-        Ready assessment of market characteristics

-        Market accessibility

-        Market structurally suited to business strategy

-        Market support of growth rates and pricing levels

Operations Risk

-        Complexity and difficulty of controlling the business

-        Possession of necessary skills to operate the business

Financial Risk

-        Capital required to develop properly the business

-        Value of venture upon achievement of business plan

-        Time to achieve business plan

-        Exit plan with liquid repatriated returns

We considered these issues when conducting our analysis and assessment of the fairness of the Consideration from a financial point of view. Various risks associated with the Company based on discussions with management and independent market research are listed as follows:

         -        Recent downturns in the United States economy

         -        Softening of the Atlanta real estate market

         -        Timing of an Atlanta real estate market recovery

         - Cost cutting measures have prompted companies to set aside expansion plans

         -        Pricing for the product is sensitive due to keen competition

         - Downfall of high technology and "dot.com" firms in the Company's primary market

         - Suburban offices vacancy rates increased to 11.9% as compared to 8.6% last year

         - The estimated time to balance the current real estate surplus in suburban office space is 2.75 years

         -        Wilton property was vacant for one year


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Resource Capital Group, Inc.                                    August 30, 2002
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         -        Wilton property's current capacity is approximately 38%

         -        Wilton is 40% of Company's equity and liabilities

         - Wilton's current fair market value is estimated to be at or below mortgage payoff amount

         - Company is presently accepting lower square foot rents which will negatively impact near term and possibly future earnings

         -        Not currently traded on the NASDAQ over-the-counter market

         -        No current market makers for Company stock

         - Liquidity is based on cash reserves, real estate operating income, ability to maintain financing and the ability to sell and refinance the real estate investments

         - Costs are essentially fixed which makes profitability sensitive to increases/decreases in rental prices

         -        Reliance on key personnel


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Resource Capital Group, Inc.                                    August 30, 2002
Memorandum in Support of Opinion                                        Page 23

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BIBLIOGRAPHY                                                         APPENDIX 6

In assessing our fairness opinion, we considered a number of source documents given to us by Company Management. These documents included, but were not limited to:

         -        RCG historical financial statements

         -        RCG internal stock transactions

         - Articles of Incorporation and other legal documents related to the Company's structure

         -        List of equity shareholders

In addition to the materials presented to us by the Company, we reviewed a variety of resources to gather information on the real estate industry and the current economic environment. These documents included, but were not limited to:

         -        Industry press releases courtesy of Bloomberg News

         -        Georgia State University's Economic Forecasting Center
                  Publications

Finally, we consulted a collection of business valuation reference materials typically used in our memorandum. These documents included, but were not limited to:

         - Adams Capital, Inc. discount studies and various other discount studies

         -        Bloomberg Business News and other news wires

         -        Various valuation publications

         -        Research databases including OneSource


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Resource Capital Group, Inc.                                    August 30, 2002
Memorandum in Support of Opinion                                        Page 24

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RESOURCE CAPITAL GROUP, INC.                                         SCHEDULE 1
FAIR MARKET VALUE PER SHARE CALCULATION
VALUATION DATE:  JUNE 30, 2002


                                                                      Shares
                                                                    ----------

Shares outstanding as of June 30, 2002 (1)                             409,462

Additional shares from compensation of officer (1)                      33,972

Additional shares from exercise of warrants (2)                          4,163
                                                                    ----------

Total diluted shares                                                   447,597
                                                                    ==========
Fair market value of common equity (3)                              $2,400,000

Increase in equity from elimination of liability (1) (4)               169,858

Cash received by RCG from exercise of warrants (2) (5)                   4,163
                                                                    ----------

Fair market value of common equity with full dilution               $2,574,021
                                                                    ==========


                                                                                   Fully
                                                             Basic                Diluted
                                                           ----------            ----------

Fair market value of common equity                         $2,400,000            $2,574,021

Number of shares                                              409,462               447,597

FAIR MARKET VALUE PER SHARE (DOLLARS PER SHARE)            $     5.86            $     5.75

---------------
NOTES:
(1)      RCG June 2002 10Q filing to SEC.

(2)      RCG 2001 10K filing to SEC.

(3)      See Schedule 2.

(4) Accrued officer's compensation liability is eliminated due to election to receive compensation in stock. Elimination of liability increases equity by the amount of the liability.

(5)      Assumed all warrants exercised at $1.00 per share.


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RESOURCE CAPITAL GROUP, INC.                                         SCHEDULE 2
SUMMARY OF FAIR MARKET VALUE
VALUATION DATE:  JUNE 30, 2002


NET ASSET APPROACH

Fair market value of the common equity on a controlling, non-marketable basis (1)                     $ 3,503,599

   Less: Minority interest discount                                                         30%        (1,051,080)
                                                                                                      -----------

Fair market value of the common equity on a minority, non-marketable basis (rounded)                  $ 2,453,000
                                                                                                      ===========


MARKET APPROACH - TREASURY STOCK TRANSACTIONS

Fair market value of the common equity on a minority, non-marketable basis (2)                        $ 2,047,310
                                                                                                      ===========


CONCLUDED VALUE (3)

                                                                                                      -----------
Fair market value of the common equity on a minority, non-marketable basis (rounded)                  $ 2,400,000
                                                                                                      ===========

---------------
NOTES:
(1)      See Schedule 3.

(2)      See Schedule 5.

(3) The net asset approach was selected as the most appropriate approach due to the proposed transaction structure, Company specific facts and circumstances, and no planned dividends. See Section 5 of the report.


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RESOURCE CAPITAL GROUP, INC.                                         SCHEDULE 3
NET ASSET APPROACH
VALUATION DATE:  JUNE 30, 2002


Fair market value of properties (1)                                        $ 18,511,000

Less: costs associated with sale (2)                                8%       (1,480,880)
                                                                           ------------

Net sale proceeds                                                            17,030,120

Less: taxes due on built in gains from sale of properties (3)                (1,703,242)
                                                                           ------------

Post tax sale proceeds                                                       15,326,878

Plus: value of furniture and autos (4)                                           50,000

Plus: escrow deposits (5)                                                       170,991

Plus: cash on hand (5)                                                          689,203

Less: liabilities (5)                                                       (12,733,473)
                                                                           ------------

Net value                                                                  $  3,503,599
                                                                           ============


NOTES:
1)       See Schedule 4.

2) Includes brokerage fee, legal fees and other costs associated with sale of property.

3) Net book value ($11,919,831) used to estimate tax basis of properties. Gain taxed at 38% rate. Deducted recoverable tax asset of $238,668.

4)       Fair market value of automobiles and furniture provided by Management.

5)       See Schedule 6.


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RESOURCE CAPITAL GROUP, INC.                                         SCHEDULE 4
SUMMARY OF REAL PROPERTY FAIR MARKET VALUE
VALUATION DATE:  JUNE 30, 2002


                                    Estimated
                                      Fair
                                     Market
Location                            Value (1)
--------                           -----------

8050 Roswell Road                  $   855,000
576 Colonial Park Drive              1,550,000
515 Crossville Road                  5,976,000
570 Colonial Park Drive              1,775,000
3928 Montclair Road                  1,680,000
956 Montclair Road                   1,575,000
3113 Roswell Road                    1,225,000
3115 Roswell Road                      925,000
920 Holcomb Bridge                   1,450,000
419 Crossville Road                  1,500,000
                                   -----------

Total                              $18,511,000
                                   ===========

---------------
Notes:
(1) Fair market value of land, buildings and improvements as of June 30, 2002. Provided by management.


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RESOURCE CAPITAL GROUP, INC.                                         SCHEDULE 5
SUMMARY OF TREASURY STOCK TRANSACTIONS (1)
VALUATION DATE:  JUNE 30, 2002


                                                             Implied
                Shares                                      Value Per
Year           Purchased               Dollars                Share
----           ---------               -------              ---------
2000              999                  $ 4,995                $5.00
2001            5,709                  $28,545                $5.00
2002              750                  $ 3,750                $5.00


Current shares outstanding as of June 30, 2002               409,462

Concluded implied price per share                         $     5.00

Fair market value of the common equity on
a minority, non-marketable basis                          $2,047,310
                                                          ==========


---------------
NOTES:
(1)      Per Company 10Q filings to SEC.


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RESOURCE CAPITAL GROUP, INC.                                        SCHEDULE 6
HISTORICAL BALANCE SHEETS (1)
AS OF DECEMBER 31,


                                        1998                          1999                         2000
                                --------------------          --------------------          --------------------

Current assets
  Cash and cash
    equivalents                 $  2,212,570      19%         $    593,863       5%         $    517,371       4%

  Investments in
    and receivables
    from partnerships              1,352,941      11%                    0       0%                    0       0%

Property and equipment
  Land                             2,254,005      19%            3,721,554      29%            3,722,895      25%
  Buildings and improvements       5,611,061      47%            8,404,536      64%            8,800,628      60%
  Furniture and equipment            311,784       3%              472,255       4%              536,465       4%
  Construction in progress           102,218                        37,493                     1,434,835      10%
                                ------------                  ------------                  ------------
  Total gross P&E                  8,279,068      70%           12,635,838      97%           14,494,823      98%
  Less: depreciation                (333,269)     -3%             (583,918)     -4%             (902,130)     -6%
                                ------------                  ------------                  ------------
Property and
  equipment, net                   7,945,799      67%           12,051,920      92%           13,592,693      92%

Other assets
  Deferred mortgage cost -
    net of accum amort               160,065       1%              223,339       2%              280,778       2%
  Recoverable taxes                        0       0%               19,720       0%              137,795       1%
  Escrow deposits                          0       0%                    0       0%                    0       0%
  Other assets                       148,027       1%              150,831       1%              244,778       2%
                                ------------                  ------------                  ------------
Total other assets                   308,092       3%              393,890       3%              663,351       4%

                                ------------                  ------------                  ------------
TOTAL ASSETS                    $ 11,819,402                  $ 13,039,673     100%         $ 14,773,415     100%
                                ============                  ============                  ============

Current liabilities
  Accounts payable              $     44,082       0%         $     86,440       1%         $     98,958       1%
  Contract payable                         0       0%                    0       0%              662,306       4%
  Accrued interest                    29,778       0%               52,716       0%               57,148       0%
  Accrued officer's salary                 0       0%                    0       0%                    0       0%
  Accrued professional fees           48,000       0%               26,000       0%               26,000       0%
  Accrued other expenses             284,850       2%              286,407       2%              199,650       1%
  Security deposits
    and other                         86,210       1%              135,493       1%              130,121       1%
                                ------------                  ------------                  ------------
Total current
  liabilities                        492,920       4%              587,056       5%            1,174,183       8%

Long-term
  liabilities
  Mortgages and loan payable       5,859,857      50%            7,622,998      58%            9,007,153      61%
  Deferred tax liability             265,824       2%                    0       0%                    0       0%

                                ------------                  ------------                  ------------
Total liabilities                  6,618,601      56%            8,210,054      63%           10,181,336      69%

Stockholders' equity
  Common stock                         5,086       0%                5,210       0%                5,210       0%
  Additional paid-in capital       4,607,494      39%            4,636,260      36%            4,652,912      31%
  Retained earnings                  778,868       7%              380,626       3%              131,429       1%
  Treasury stock                    (190,647)     -2%             (192,477)     -1%             (197,472)     -1%
                                ------------                  ------------                  ------------
                                   5,200,801      44%            4,829,619      37%            4,592,079      31%

                                ------------                  ------------                  ------------
TOTAL LIABILITIES AND
  STOCKHOLDERS' EQUITY          $ 11,819,402     100%         $ 13,039,673     100%         $ 14,773,415     100%
                                ============                  ============                  ============


                                   JUNE 30,
        2001                          2002
--------------------          --------------------

$    727,062       4%         $    689,203       4%



           0       0%                    0       0%


   3,239,884      19%            3,239,884      19%
  12,714,555      75%           12,795,802      76%
     629,741       4%              685,402       4%
           0                             0
------------                  ------------
  16,584,180      98%           16,721,088      99%
  (1,045,093)     -6%           (1,264,230)     -7%
------------                  ------------

  15,539,087      92%           15,456,858      92%



     222,275       1%              211,487       1%
     180,108       1%              238,668       1%
     136,366       1%              170,991       1%
      65,453       0%               91,486       1%
------------                  ------------
     604,202       4%              712,632       4%

------------                  ------------
$ 16,870,351     100%         $ 16,858,693     100%
============                  ============


$     38,123       0%         $     63,791       0%
      84,800       1%                    0       0%
      61,986       0%               59,771       0%
     150,185       1%              169,858       1%
      26,000       0%               11,250       0%
      20,615       0%               89,488       1%

     156,623       1%              133,998       1%
------------                  ------------

     538,332       3%              528,156       3%



  11,953,548      71%           12,205,317      72%
           0       0%                    0       0%

------------                  ------------
  12,491,880      74%           12,733,473      76%


       5,210       0%                5,210       0%
   4,652,912      28%            4,652,912      28%
     (53,634)      0%             (303,060)     -2%
    (226,017)     -1%             (229,842)     -1%
------------                  ------------
   4,378,471      26%            4,125,220      24%

------------                  ------------

$ 16,870,351     100%         $ 16,858,693     100%
============                  ============

---------
Notes:
(1)      Source: SEC 10K and 10Q filings.


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RESOURCE CAPITAL GROUP, INC.                                         SCHEDULE 7
HISTORICAL INCOME STATEMENTS (1)
FOR THE YEARS ENDED DECEMBER 31,


                                        1997                      1998                      1999
                                 -------------------       -------------------       -------------------

Total revenue growth                                               12%                      -10%

Revenue
  Rental operations              $1,196,880       59%      $1,231,371       54%      $1,577,621       76%
  Net gain on sale of
    real properties                 590,765       29%         604,182       26%         384,755       19%
  Interest and other income         253,976       12%         451,865       20%         106,229        5%
                                 ----------                ----------                ----------

Total revenue                     2,041,621      100%       2,287,418      100%       2,068,605      100%

Expenses
  Rental operations                 496,646       24%         326,633       14%         464,044       22%
  General administrative            576,703       28%         741,246       32%         745,802       36%
  Interest                          346,399       17%         357,793       16%         504,915       24%
  Depreciation and
    amortization                    372,026       18%         203,420        9%         265,035       13%
                                 ----------                ----------                ----------

Total expenses                    1,791,774       88%       1,629,092       71%       1,979,796       96%

Earnings before
  income taxes                      249,847       12%         658,326       29%          88,809        4%

Minority interest                    15,586        1%               0        0%               0        0%

Income taxes (benefit)               99,466        5%         290,091       13%          67,741        3%
                                 ----------                ----------                ----------

NET INCOME                       $  134,795        7%      $  368,235       16%      $   21,068        1%
                                 ==========                ==========                ==========


                                                            LATEST TWELVE
                                                            MONTHS ENDED
        2000                         2001                   JUNE 30, 2002
---------------------       ---------------------       ---------------------

         -1%                          7%

$ 1,980,707        97%      $ 1,950,887        89%      $ 1,971,592        88%

          0         0%          205,929         9%          235,394        11%
     64,389         3%           31,154         1%           22,226         1%
-----------                 -----------                 -----------
  2,045,096       100%        2,187,970       100%        2,229,212       100%


    571,135        28%          580,951        27%          583,605        26%
    783,393        38%          793,012        36%          856,497        38%
    681,854        33%          668,978        31%          737,746        33%

    373,916        18%          369,417        17%          447,737        20%
-----------                 -----------                 -----------
  2,410,298       118%        2,412,358       110%        2,625,585       118%


   (365,202)      -18%         (224,388)      -10%         (396,373)      -18%

          0         0%                0         0%                0         0%

   (116,005)       -6%         (185,063)       -8%         (366,674)      -16%
-----------                 -----------                 -----------

$  (249,197)      -12%      $   (39,325)       -2%      $   (29,699)       -1%
===========                 ===========                 ===========

---------------
NOTES:
(1)      Source: SEC 10K and 10Q filings.


                 Draft -- For Discussion Purposes Only -- Draft